UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

COMMISSION FILE NUMBER 001-34251

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEAD JOHNSON NUTRITION (PUERTO RICO) INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEAD JOHNSON NUTRITION COMPANY
2701 PATRIOT BLVD.
GLENVIEW, ILLINOIS 60026
(847) 832-2420

Table of Contents

C o n t e n t s

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Mead Johnson Nutrition
(Puerto Rico) Inc. Retirement Savings Plan and
the Mead Johnson Nutrition Company Benefits Committee

We have audited the accompanying statement of net assets available for benefits of Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2014 and 2013, and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Chicago, Illinois
June 25, 2015

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments, at fair value	$2,163,698	$2,514,410

Receivables
Employer’s contributions	62,554	65,799
Participants’ contributions	123	3,594
Notes receivable from participants	89,628	63,466

Total Receivables	152,305	132,859

Net Assets Available for Benefits, at Fair Value	2,316,003	2,647,269

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(5,013)	(7,212)

Net Assets Available for Benefits	$2,310,990	$2,640,057

The accompanying notes are an integral part of the financial statements.

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Investment Income
Net appreciation in fair value of investments	$78,142
Interest and dividends	66,659

Total Investment Income	144,801

Interest Income on Notes Receivable from Participants	2,873

Contributions
Employer's	147,313
Participants'	116,261

Total Contributions	263,574

Deductions from Net Assets Attributed to
Benefits paid to participants	740,315

Net Decrease	(329,067)

Net Assets Available for Benefits
Beginning of year	2,640,057

End of year	$2,310,990

The accompanying notes are an integral part of the financial statements.

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan

Notes to Financial Statements

Year Ended December 31, 2014

Note 1 - Description of Plan

The following description of the Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan (the “plan”) provides only general information. Participants should refer to the plan agreement for a complete description of the plan’s provisions. The plan is a tax-qualified defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The plan was established by Mead Johnson Nutrition (Puerto Rico) Inc. (the “Company”), a subsidiary of Mead Johnson Nutrition Company (“MJN”), on February 9, 2009 and covers substantially all employees of the Company. The plan does not cover leased employees or members of a collective bargaining agreement, which does not provide for participation under the plan.

Administration of the Plan

The Company is the plan’s sponsor and the Mead Johnson Nutrition Company Benefits Committee is the adminstrator. Fidelity Workspace Services LLC is the plan’s third-party administrator, and Banco Popular de Puerto Rico is the plan’s trustee.

Certain administrative expenses for the plan, including legal, trustee and consulting fees, are paid by the Company. Only expenses paid by the plan are reflected in the plan’s financial statements.

Eligibility

Employees are eligible to participate in the plan upon date of hire provided that they are scheduled to work at least 1,000 hours during a 12-month period.

Participant Contributions

Participants may contribute an amount equal to 1% to 16% (in whole percentages) of their total compensation in
401(k) deferral contributions, after tax contributions or a combination of the two. Participants who have attained age 50 may make catch-up contributions in addition to their regular contributions. All participant contributions are subject to certain limitations under the Puerto Rico Internal Revenue Code. The plan also accepts rollovers from other qualified retirement plans.

Employer Contributions

Employer matching contributions are equal to 100% of a participant’s deferral or after-tax contributions not to exceed 5% of earnings.

The Company also makes additional employer contributions to participants who are employed at the end of the plan year. The additional contribution is calculated as follows:

Age plus Years of Service	Percentage of Earnings
Less than 40	2%
40 - 59	3%
Greater than 60	4%

For the five 12-month periods commencing February 9, 2009, the Company made a transition contribution to certain participants equal to 2% of earnings for each plan year ending within the transition period. To be eligible to receive the transition contribution, a participant must: 1) have been employed on the last day of the calendar year or have retired during that calendar year, 2) have been employed by the Company and completed 10 years of service as of February 9, 2009, and 3) have the sum of the participant’s age and years of service equal or exceed 60 as of February 9, 2009.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses and plan losses. Participants may transfer assets and change their investment elections at any time and at their discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are immediately vested in all of their accounts.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates at the time of issuance. Principal and interest are paid ratably through periodic payroll deductions.

Payment of Benefits

Participants are entitled to their vested account balance upon retirement, termination, disability or death. A participant may elect to receive their benefit in the form of a lump-sum payment or periodic installments not to exceed 15 years.  Participants experiencing financial hardship may make in-service withdrawals in accordance with the provisions of the plan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Investments

Investments are reported at fair value in accordance with accounting principles generally accepted in the United States (“GAAP”). See Note 3 for a discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The plan invests in fully benefit-responsive investment contracts through its investment in the Fidelity Managed Income Portfolio II. Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Investments in fully benefit-responsive investment contracts are presented at fair value in the statements of net assets available for benefits, and the amount representing the difference between fair value and contract value of these investments is presented as a separate line item in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, in the absence of a principal market, the most advantageous market accessible to the reporting entity as of the measurement date. Under GAAP, the principal market is the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity. The most advantageous market, which may be a hypothetical market, is the market in which the reporting entity would sell the asset or transfer the liability with the price that maximizes the amount that would be received for the asset or minimizes the amount that would be paid to transfer the liability, considering transaction costs in the respective market.

GAAP describes three approaches to measuring fair value: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. GAAP does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The plan’s investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

•
Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices for similar assets or liabilities in active markets as well as quoted prices for identical or similar assets or liabilities in inactive markets.

•
Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management’s best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

As of December 31, 2014 and 2013, the following valuation methodologies have been used to value the plan’s investments:

•	Mutual funds - Valued at the reported net asset value (“NAV”) of the shares held by the plan at year-end.

•
Common collective trust - As discussed in Note 2, the Fidelity Managed Income Portfolio II is stated at fair value with an adjustment to contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The Fidelity Managed Income Portfolio II primarily holds U.S. government and government agency fixed income securities as well as highly rated corporate fixed income securities. The issuer determines the fair value of these securities using quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models and other pricing models.  These models are primarily industry-standard models that consider various factors, including market or security specific events, changes in interest rates and credit quality.  The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. This investment has certain limitations on withdrawals and exchanges as follows:

•
Participant-directed - Withdrawals made in order to accommodate distributions to participants or transfers to non-competing investments may be made on any business day.  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

•
Non-participant-directed - Withdrawals directed by a plan sponsor must be preceded by a twelve month written notice to Fidelity Management Trust Company (“Fidelity”).  Fidelity, however, may, in its discretion complete any such plan-level withdrawal before the expiration of such twelve month period.  No such notice has been given to Fidelity.

There are no unfunded commitments or other redemption notice requirements related to this investment.

•	Common stock fund - Valued at the closing price of the underlying stock as reported on a national securities exchange plus uninvested cash held in the fund.

•	Money market fund - Based on quoted market price.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan believes its valuation methods are appropriate and consistent with other market participants, the different methodologies or assumptions used to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table summarizes by level within the fair value hierarchy the plan’s investments that are measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$37,294	$—	$—	$37,294
Balanced/Hybrid	34,543	—	—	34,543
Lifecycle	936,559	—	—	936,559
Large Value Equity	59,347	—	—	59,347
Large Blend Equity	417,145	—	—	417,145
Large Growth Equity	108,423	—	—	108,423
Small Blend Equity	73,446	—	—	73,446
International Equity	106,066	—	—	106,066
Common Collective Trust
Stable Value	—	348,275	—	348,275
MJN Common Stock Fund	42,600	—	—	42,600

	$1,815,423	$348,275	$—	$2,163,698

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds
Fixed Income	$33,963	$—	$—	$33,963
Balanced/Hybrid	26,878	—	—	26,878
Lifecycle	930,238	—	—	930,238
Large Value Equity	52,860	—	—	52,860
Large Blend Equity	555,955	—	—	555,955
Large Growth Equity	123,738	—	—	123,738
Small Blend Equity	86,156	—	—	86,156
International Equity	139,049	—	—	139,049
Common Collective Trust
Stable Value	—	512,345	—	512,345
MJN Common Stock Fund	52,548	—	—	52,548
Money Market Fund - Short-term investments	680	—	—	680

	$2,002,065	$512,345	$—	$2,514,410

The plan’s investments are exposed to risks such as interest rate, credit and overall market volatility. Due to these risk factors, it is reasonably possible that changes in the value of investments will occur in the near term and could materially affect the amounts reported in the financial statements.

The plan also holds contributions receivable not measured at fair value on a recurring basis.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to the short maturity of the instruments. These financial instruments are valued primarily using level 3 inputs.

Note 4 - Investments

Significant investments held as of December 31, 2014 or 2013 are as follows:

	2014		2013
	Number of Units	Fair Value	Number of Units	Fair Value
Common Collective Trust
Fidelity Managed Income Portfolio II
(Contract value $343,262 and $505,133, respectively)	343,262	$348,275	505,133	$512,345
Mutual Funds				412
Fidelity Spartan 500 Index Fund	5,726	417,145	8,489	555,955
T. Rowe Price Retirement 2015 Fund	—	—	9,812	140,514
T. Rowe Price Retirement 2035 Fund	13,611	226,768	11,818	192,393
T. Rowe Price Retirement 2040 Fund	8,413	201,246	7,163	167,684
T. Rowe Price Retirement 2030 Fund	8,304	191,151	8,352	188,754
T. Rowe Price Retirement 2025 Fund	9,971	156,638	8,393	129,089

For the year ended December 31, 2014, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$66,852
Mead Johnson Nutrition Company common stock	11,290
$78,142

Note 5 - Common Stock Fund

Dividends pertaining to MJN common stock may be reinvested or received by participants in cash in accordance with the provisions of the plan. Dividends received in cash will be taxed as ordinary income to the participant but will not be subject to the 10% additional tax associated with early withdrawals.

Note 6 - Party-in-Interest Transactions

Certain plan investments are shares in mutual funds managed by an affiliate of the plan’s third-party administrator and trustee and, therefore, transactions in these investments qualify as party-in-interest transactions.

In addition, certain administrative, legal and accounting services are performed by Company personnel on behalf of the plan. No charges are made to the plan for such services.

See Note 5 for additional exempt party-in-interest transactions.

Note 7 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA.

Note 8 - Tax Status

The Department of the Treasury of the Commonwealth of Puerto Rico has determined and informed the Company that the plan is designed in accordance with applicable laws and regulations and is, therefore, not subject to tax under present law. The plan is required to operate in conformity with Department of the Treasury of the Commonwealth of Puerto Rico regulations to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the plan’s qualified status.

GAAP requires plan management to evaluate tax positions taken by the trust and recognize a tax liability (or asset) if the trust has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of the Treasury of the Commonwealth of Puerto Rico.  The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan is subject to tax examinations for years 2011 through 2014.

Note 9 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$2,310,990	$2,640,057
Employer additional and transition contributions receivable	(62,443)	(63,124)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,013	7,212
Net assets available for benefits per Form 5500	$2,253,560	$2,584,145

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2014:

Net decrease in net assets available for benefits per the financial statements	$(329,067)
2013 employer additional and transition contributions receivable	63,124
2014 employer additional and transition contributions receivable	(62,443)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,199)
Net decrease in net assets available for benefits per Form 5500	$(330,585)

Mead Johnson Nutrition (Puerto Rico) Inc. Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets Held at End of Year
December 31, 2014

E.I.N. 26-3546226  Plan Number 002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost Column	(e) Current Value

		Common Collective Trust
*	Fidelity	Managed Income Portfolio II
		(Contract value $343,262)	**	348,275
		Mutual Funds
*	Fidelity	Growth Company Fund	**	108,423
*	Fidelity	Puritan Fund	**	34,543
*	Fidelity	Spartan U.S. Bond Index Fund	**	37,294
*	Fidelity	Spartan 500 Index Fund	**	417,145
	MainStay	MainStay ICAP Select Equity I	**	59,347
	T. Rowe Price	Retirement 2005 Fund	**	9,407
	T. Rowe Price	Retirement 2025 Fund	**	156,638
	T. Rowe Price	Retirement 2035 Fund	**	226,768
	T. Rowe Price	Retirement 2045 Fund	**	73,289
	T. Rowe Price	Retirement 2050 Fund	**	942
	T. Rowe Price	Retirement 2040 Fund	**	201,246
	T. Rowe Price	Retirement 2030 Fund	**	191,151
	T. Rowe Price	Retirement 2020 Fund	**	56,029
	T. Rowe Price	Retirement Balanced Fund	**	21,089
	Northern	Institutional Small Company Index Fund	**	10,003
	RBC	Small Cap Core	**	63,443
	Vanguard	Total International Stock Index Fund	**	69,519
	American Funds	Europacific Growth Fund	**	36,547

		Common Stock Fund
*	Mead Johnson Nutrition Company	Mead Johnson Nutrition Co. - 421 shares	**	42,367
*	Fidelity	Interest-bearing cash	**	233

*	Participants	Participant loans - 4.25%	**	89,628
				$2,253,326

*	Party-in-interest
**	Cost information not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEAD JOHNSON NUTRITION
(PUERTO RICO) INC.
RETIREMENT SAVINGS PLAN

By: Mead Johnson Nutrition (Puerto Rico) Inc., Plan Administrator

Date:	June 25, 2015		/s/ Charles M. Urbain
		Name:	Charles M. Urbain
		Title:	Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1	Consent of Plante & Moran, PLLC